UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)
Yutaka Niihara, M.D., M.P.H. 21250 Hawthorne Boulevard, Suite 800 Torrance, California 90503 (310) 214-0065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29137P109

1.	Name of reporting person. Yutaka Niihara, M.D., M.P.H.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☑ (B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,414,229(1)
	8.	Shared Voting Power	9,693,260(2)
	9.	Sole Dispositive Power	2,414,229(1)
	10.	Shared Dispositive Power	9,693,260(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		12,107,489
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)	31.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)       Includes (a) 20,000 shares held of record by Dr. Niihara, (b) 44,229 shares of Common Stock held of record by Dr. Niihara as custodian for a minor child of the Reporting Persons and as to which he may be deemed the beneficial owner, since he has sole voting and investment control over the shares, (c) 1,300,000 shares underlying a Common Stock purchase warrant, which is exercisable as to one-half of such shares between January 1, 2018 and May 9, 2021 and as to the remaining one-half of such shares between January 1, 2019 and May 9, 2019, and (d) 1,050,000 shares underlying stock options, which were vested at to 1,000,000 of such shares and will vest as to the remaining 50,000 shares in equal monthly investments over the period ending May 10, 2019, subject to Dr. Niihara remaining in the continuous employ of the Issuer.

(2)       Includes shares of Common Stock held of record jointly by the Reporting Persons, as well as (a) 55,556 shares held of record by Hope International Hospice, Inc., of which the Reporting Persons are the sole stockholders and directors and, as such, are deemed to be the beneficial owners, and (b) 44,444 shares underlying the outstanding principal amount of a convertible promissory note held by the Reporting Persons. The shares shown do not include shares of Common Stock underlying accrued interest on the convertible promissory note to the extent such interest is not paid in cash.

(3)       Based on 35,952,805 shares of Common Stock outstanding as of October 31, 2018.

CUSIP No.	29137P109

1.	Name of reporting person. Soomi Niihara
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☑ (B) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,000
	8.	Shared Voting Power	9,693,260 (1)
	9.	Sole Dispositive Power	5,0000
	10.	Shared Dispositive Power	9,693,260 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		9,698,260
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)	27.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)       Includes shares of Common Stock held of record jointly by the Reporting Persons, as well as (a) 55,556 shares held of record by Hope International Hospice, of which the Reporting Persons are the sole stockholders and directors and, as such, are deemed to be the beneficial owners of such shares, and (b) 44,444 shares underlying the outstanding principal amount of a convertible promissory note held by the Reporting Persons. The shares shown do not include shares of Common Stock underlying accrued interest on the convertible promissory note to the extent such interest is not paid in cash.

(2)       Based on 35,952,805 shares of Common Stock outstanding as of October 31, 2018.

CUSIP No.	29137P109

This Amendment No. 5 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendments Nos. 1, 2, 3 and 4 filed on April 23, 2015, April 27, 2015, April 27, 2015 and November 25, 2015, respectively (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his wife, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Life Sciences, Inc., formerly known as Emmaus Holdings, Inc. (the “Issuer”).

Items 2, 3 and 5 of the Amended Schedule 13D are hereby further amended and supplemented by the following information:

Item 2. Identity and Background

(a)       Dr. Niihara is the Chairman and Chief Executive Officer of the Issuer. The Reporting Persons jointly own beneficially approximately 31.6% of the Issuer’s Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 4 to the Amended Schedule 13D, the Reporting Persons acquired beneficial ownership of additional shares of common stock as follows:

On November 16, 2015, the Issuer sold and issued to the Reporting Persons a two-year convertible promissory note in the principal amount of $200,000 and bearing interest at the rate of 10% per annum, which note is now due on demand. The principal amount of and accrued interest on the note are convertible at the Reporting Persons’ election into shares of common stock at the conversion price of $4.50 per share. The convertible promissory note was sold and issued to for cash from the Reporting Persons’ personal funds equal to the principal amount of the note.

On May 10, 2016, the Issuer granted to Dr. Niihara under the Issuer’s stock incentive plan a 10-year stock option to purchase up to 300,000 shares of Common Stock at a price of $5.00 per share, which stock option vested as to 100,000 of the shares covered thereby on May 10, 2017 and will vest as to the remaining 200,000 shares in equal monthly installments thereafter over the period ending May 10, 2019. The stock option was granted to Dr. Niihara in consideration for his services as the Chairman and Chief Executive Officer of the Issuer.

On September 30, 2016, the Issuer issued to Dr. Niihara a five-year warrant to purchase up to 1,300,000 shares of Common Stock at a price of $5.00 per share in consideration of Dr. Niihara’s support to the Issuer.

The respective conversion and exercise prices of the foregoing instruments were equal to the fair value of Common Stock on dates of issuance of the instruments as determined by the Issuer for financial accounting purposes.

On November 30, 2018, Soomi Niihara purchased 5,000 shares of Common Stock for $50,000 in cash from her personal funds in a privately negotiated transaction.

Item 5. Interest in Securities of the Issuer

(a)       The aggregate number and percentage of the class of securities identified in Item 1 of the Original Schedule 13D beneficially owned by each of the Reporting Persons is incorporated herein by reference to rows 11 and 13 of the Cover Page relating to each Reporting Person.

(b)       Information about the powers that each of the Reporting Persons has relative to the shares beneficially owned by him or her is incorporated herein by reference to rows 7 through 10 of the Cover Page relating to each Reporting Person.

(c)       Information about all transactions during the past 60 days in the class of securities reported is incorporated herein by reference to Item 3 of this Amendment.

(d)       None.

(e)       Not applicable.

CUSIP No.	29137P109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018	By	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., M.P.H.

	By	/s/ SOOMI NIIHARA
Soomi Niihara